Exhibit 99.1
FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

Northgate Minerals Corporation (“Northgate”) 110 Yonge Street Suite 1601 Toronto, ON M5C 1T4 Canada

Item 2	Date of Material Change

September 29, 2010

Item 3	News Release

Northgate issued (i) a news release through Marketwire on September 29, 2010 announcing the public offering described below, (ii) a news release through Marketwire on September 30, 2010 announcing the final terms of the offering, and (iii) a news release through Marketwire on October 5, 2010 announcing the closing of the offering (collectively, the “News Releases”). The News Releases are attached to this report.

Item 4	Summary of Material Change

On September 29, 2010, Northgate announced that it intended to offer US$135 million of its convertible senior notes due 2016 (the “Convertible Notes”) in the United States and Canada pursuant to a preliminary prospectus supplement to its base shelf prospectus dated July 2, 2010. Northgate also announced it would grant the underwriters of the offering a 30-day option to purchase up to an additional US$15 million of Convertible Notes to cover over-allotments, if any and that UBS Securities LLC (“UBS”) would act as the sole bookrunning manager of the offering on behalf of the underwriters. On September 30, 2010, Northgate announced the final terms of the Convertible Notes and that it had agreed to increase the size of the offering from US$135 million to US$150 million (as well as a US$20 million over-allotment option). Northgate also announced that the underwriting syndicate, led by UBS acting as the sole bookrunning manager, would include Canaccord Genuity Corp, CIBC World Markets Inc., Mackie Research Capital Corporation, Cormark Securities Inc., Credit Suisse Securities (Canada) Inc., Macquarie Capital Markets Canada Ltd., Scotia Capital Inc. and TD Securities Inc.

On October 5, 2010, Northgate announced the offering had closed, with Northgate receiving net proceeds of approximately US$144.4 million. Northgate intends to use the net proceeds of the offering to finance construction and development of its Young-Davidson gold mine in northern Ontario.

Item 5	Full Description of Material Change

On September 29, 2010, Northgate announced it intended to offer US$135 million of its Convertible Notes in the United States and Canada pursuant to a preliminary prospectus supplement to its base shelf prospectus dated July 2, 2010. Northgate also announced it would grant the underwriters of the offering a 30-day option to purchase up to an additional US$15 million of Convertible Notes to cover over-allotments, if any and that UBS would act as the sole bookrunning manager of the offering on behalf of the underwriters. The Convertible Notes will have a semi-annual cash interest coupon and will be convertible into Northgate common shares at a fixed conversion rate. Northgate also announced that the offering of Convertible Notes was expected to close, subject to market conditions and satisfaction of closing requirements, on or about October 5, 2010.

On September 30, 2010, Northgate announced the final terms of the Convertible Notes, and that it had agreed to increase the size of the offering from US$135 million to US$150 million (as well as a US$20 million over-allotment option). Northgate also announced that the underwriting syndicate, led by UBS acting as the sole bookrunning manager, would include Canaccord Genuity Corp., CIBC World Markets Inc., Mackie Research Capital Corporation, Cormark Securities Inc., Credit Suisse Securities (Canada), Inc., Macquarie Capital Markets Canada Ltd., Scotia Capital Inc. and TD Securities Inc. Northgate announced that the Convertible Notes would have a semi-annual cash interest coupon of 3.5% and an initial conversion rate of 244.9780 common shares per $1,000 principal amount of Convertible Notes, representing an initial conversion price of approximately $4.08 per common share.

On October 5, 2010, Northgate announced that the offering had closed and that it had received net proceeds from the offering of approximately US$144.1 million after deducting the underwriters’ commission and expenses of the offering. Northgate also announced that it intends to use the net proceeds of the offering to finance construction and development of its Young-Davidson gold mine near Matachewan, Ontario.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

Item 8	Executive Officer

For further information please contact Matthew J. Howorth, Vice President, General Counsel and Corporate Secretary, at (416) 363-1701.

Item 9	Date of Report

October 7, 2010

News Release NGX – tsx NXG – nyse amex	ticker symbols
Northgate Minerals Announces Launch of US$135 Million
Public Offering of Convertible Notes
VANCOUVER, September 29, 2010 — Northgate Minerals Corporation (TSX: NGX, NYSE Amex: NXG) (“Northgate”) announced today that it intends to offer US$135 million of its convertible senior notes due 2016 (the “Convertible Notes”) in the United States and Canada pursuant to a preliminary prospectus supplement to its base shelf prospectus dated July 2, 2010. Northgate will grant the underwriters of the offering a 30-day option to purchase up to an additional US$15 million of Convertible Notes to cover over-allotments, if any.
UBS Securities LLC will act as the sole bookrunning manager of the offering on behalf of the underwriters.
The Convertible Notes will have a semi-annual cash interest coupon to be determined at pricing and will be convertible into Northgate common shares at a fixed conversion rate to be determined. Northgate may, in lieu of delivery of common shares upon conversion of all or a portion of the Convertible Notes, elect to pay cash or a combination of cash and common shares. The Convertible Notes will not be redeemable by Northgate prior to maturity, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. Holders of the Convertible Notes may, upon the occurrence of certain specified events, require Northgate to repurchase for cash all or a portion of their Convertible Notes at a price equal to 100% of the principal amount of such Convertible Notes, plus any accrued and unpaid interest. The offering of Convertible Notes is expected to close, subject to market conditions and satisfaction of closing requirements, on or about October 5, 2010.
Northgate intends to use the net proceeds of the offering to finance a portion of the development costs of its Young-Davidson gold mine near Matachewan, Ontario. As of June 30, 2010, Northgate’s pre-production capital cost estimate for Young-Davidson is approximately US$339 million. Northgate’s cash balance as of June 30, 2010 was approximately US$204 million. The Young-Davidson mine is currently scheduled to begin producing gold in early 2012.
A registration statement relating to these securities has been filed with and declared effective by the United States Securities and Exchange Commission, and the base shelf prospectus and preliminary prospectus supplement relating to these securities has been filed with certain provincial securities regulatory authorities in Canada.
A copy of the preliminary prospectus supplement and the short form base shelf prospectus may be obtained in the United States from UBS Securities LLC at 299 Park Avenue, New York, NY, 10171 (1-888-827-7275 telephone) or in Canada from UBS Securities Canada Inc. at 161 Bay Street, Suite 4100, Toronto, Ontario, M5J 2S1 (416-364-3293 telephone).
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Convertible Notes in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
* * * * * * *

Cautionary Note Regarding Forward-Looking Statements and Information:
This Northgate press release contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the proposed offering, the anticipated use of proceeds and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might” “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in Northgate’s Annual Information Form for the year ended December 31, 2009 or under the heading “Risks and Uncertainties” in Northgate’s 2009 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.
For further information, please contact:
Ms. Keren R. Yun
Director, Investor Relations
Tel: 416-216-2781
Email: ngx@northgateminerals.com
Northgate Minerals  |  News Release  2

Northgate Minerals Successfully Prices and Upsizes Convertible
Note Offering to US$150 Million
VANCOUVER, September 30, 2010 — Northgate Minerals Corporation (TSX: NGX, NYSE Amex: NXG) (“Northgate”) announced today that as a result of strong investor demand for its previously announced public offering of convertible notes due 2016 (the “Convertible Notes”), it has agreed to increase the size of the offering from US$135 million to US$150 million. The Convertible Notes are being offered and sold at a price of 100% of their face value and will bear interest at a rate of 3.5% per year. Northgate expects to receive net proceeds from the offering of approximately US$144.1 million (or approximately US$163.5 million if the US$20 million over-allotment option is exercised in full) after deducting the underwriters’ commission and expenses of the offering.
The underwriting syndicate is led by UBS Securities LLC acting as the sole bookrunning manager and includes Canaccord Genuity Corp, CIBC, Mackie Research Capital Corporation, Cormark Securities Inc., Credit Suisse Securities (Canada) Inc., Macquarie Capital Markets Canada Ltd., Scotia Capital Inc. and TD Securities Inc.
The Convertible Notes will have a semi-annual cash interest coupon of 3.5% and will be convertible into Northgate common shares. The initial conversion rate will be 244.9780 common shares per $1,000 principal amount of Convertible Notes, representing an initial conversion price of approximately $4.08 per common share, which is approximately 130% of the closing price of Northgate common shares on the NYSE Amex on September 29, 2010. Northgate may, in lieu of delivery of common shares upon conversion of all or a portion of the Convertible Notes, elect to pay cash or a combination of cash and common shares. The Convertible Notes will not be redeemable by Northgate prior to maturity, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. Holders of the Convertible Notes may, upon the occurrence of certain specified events, require Northgate to repurchase for cash all or a portion of their Convertible Notes at a price equal to 100% of the principal amount of such Convertible Notes, plus any accrued and unpaid interest. The offering of Convertible Notes is expected to close, subject to market conditions and satisfaction of closing requirements, on or about October 5, 2010.
Northgate intends to use the net proceeds of the offering to finance a portion of the development costs of its Young-Davidson gold mine near Matachewan, Ontario. As of June 30, 2010, Northgate’s pre-production capital cost estimate for Young-Davidson is approximately US$339 million. Northgate’s cash balance as of June 30, 2010 was approximately US$204 million. As a result of the success of this financing, Northgate will not be pursuing its previously announced project loan facility. The Young-Davidson mine is currently scheduled to begin producing gold in early 2012.
A registration statement relating to these securities has been filed with and declared effective by the United States Securities and Exchange Commission (the “SEC”), and the base shelf prospectus and prospectus supplement relating to these securities has been filed with certain provincial securities regulatory authorities in Canada and the SEC.
A copy of the prospectus supplement and the short form base shelf prospectus may be obtained in the United States from UBS Securities LLC at 299 Park Avenue, New York, NY, 10171 (1-888-827-7275 telephone) or in Canada from UBS Securities Canada Inc. at 161 Bay Street, Suite 4100, Toronto, Ontario, M5J 2S1 (416-364-3293 telephone).
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Convertible Notes in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
* * * * * * *

Cautionary Note Regarding Forward-Looking Statements and Information:
This Northgate press release contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the proposed offering, the anticipated use of proceeds and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might” “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in Northgate’s Annual Information Form for the year ended December 31, 2009 or under the heading “Risks and Uncertainties” in Northgate’s 2009 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.
For further information, please contact:
Ms. Keren R. Yun
Director, Investor Relations
Tel: 416-216-2781
Email: ngx@northgateminerals.com
Northgate Minerals | News Release     2

Northgate Minerals Closes US$150 Million Convertible Note Offering
VANCOUVER, October 5, 2010 — Northgate Minerals Corporation (TSX: NGX, NYSE Amex: NXG) (“Northgate”) is pleased to announce the closing of our previously announced offering of US$150 million convertible notes due 2016 (the “Convertible Notes”). The Convertible Notes bear interest at a rate of 3.5% per year and are convertible into common shares of Northgate at a conversion price of US$4.08 per share. Northgate may, in lieu of delivery of common shares upon conversion of all or a portion of the Convertible Notes, elect to pay cash or a combination of cash and common shares. Northgate has received net proceeds from the offering of approximately US$144.1 million after deducting the underwriters’ commission and expenses of the offering.
“We are extremely pleased with the closing of this offering, as we are now fully funded to build the Young-Davidson mine” said Ken Stowe, President and CEO. “Committed expenditures for the construction of the mine have surpassed the $150 million mark and the project remains on schedule and on budget. With production at Young-Davidson scheduled to begin in early 2012, we fully expect the project to generate more than sufficient cash flow to repay the convertible notes when they mature in 2016. We are pleased to complete a transaction that does not have a dilutive effect on our stock and is consistent with our commitment to creation of long-term, sustainable value for our shareholders.”
The underwriting syndicate is led by UBS Securities LLC acting as the sole bookrunning manager and includes Canaccord Genuity Corp, CIBC, Mackie Research Capital Corporation, Cormark Securities Inc., Credit Suisse Securities (Canada) Inc., Macquarie Capital Markets Canada Ltd., Scotia Capital Inc. and TD Securities Inc. Northgate has also granted the underwriters a 30-day option to purchase up to an additional US$20 million of Convertible Notes to cover over-allotments.
Northgate intends to use the net proceeds of the offering to finance a portion of the development costs of its Young-Davidson gold mine near Matachewan, Ontario. Northgate’s cash balance as of June 30, 2010 was approximately US$204 million and as a result of the success of this offering, Northgate now has sufficient funds to construct the Young-Davidson mine, which is currently scheduled to begin producing gold in early 2012.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Convertible Notes in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
* * * * * * *
Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties.

Cautionary Note Regarding Forward-Looking Statements and Information:
This Northgate press release contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the proposed offering, the anticipated use of proceeds and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might” “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in Northgate’s Annual Information Form for the year ended December 31, 2009 or under the heading “Risks and Uncertainties” in Northgate’s 2009 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.
For further information, please contact:
Ms. Keren R. Yun
Director, Investor Relations
Tel: 416-216-2781
Email: ngx@northgateminerals.com
Northgate Minerals | News Release   2